UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

JOURNAL COMMUNICATIONS, INC
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

481130102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481130102	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). CONTRARIUS INVESTMENT MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,376,207
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,376,207
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,376,207
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) FI

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CUSIP No. 481130102	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). CONTRARIUS INVESTMENT MANAGEMENT (BERMUDA) LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,376,207
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,376,207
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,376,207
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) FI

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SCHEDULE 13G

Item 1(a). Name of Issuer:

Journal Communications, Inc

Item 1(b).   Address of Issuer’s Principal Executive Offices:

333 West State Street
Milwaukee WI 53203
United States

Item 2(a). Name of Person Filing:

Contrarius Investment Management Limited

Contrarius Investment Management (Bermuda) Limited

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Contrarius Investment Management Limited - 2 Bond Street, St. Helier, Jersey JE2 3NP, Channel Islands

Contrarius Investment Management (Bermuda) Limited – Waterloo House, 100 Pitts Bay Road, Pembroke HM 08 Bermuda

Item 2(c).  Citizenship:

Contrarius Investment Management Limited is a company organized under the laws of Jersey, Channel Islands.

Contrarius Investment Management (Bermuda) Limited is a company organized under the laws of Bermuda.

Item 2(d).  Title of Class of Securities:

Class A Common Stock

Item2(e).  CUSIP Number:

481130102

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Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA.

Item 4.  Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,376,207

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
0

	(ii)	Shared power to vote or to direct the vote:
2,376,207

	(iii)	Sole power to dispose or to direct the disposition of:
0

	(iv)	Shared power to dispose or to direct the disposition of:
2,376,207

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Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than Five Percent of Behalf of Another Person.

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,376,207 shares of Class A Common Stock of Journal Communications, Inc beneficially owned by Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.   Identification and Classification of Members of the Group.

Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited are together making this filing because they may be deemed to constitute a “group” for the purposes of section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 9.   Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5 February 2015

CONTRARIUS INVESTMENT MANAGEMENT LIMITED

By:	/s/ Thomas Daniel Perkins
Director

5 February 2015

CONTRARIUS INVESTMENT MANAGEMENT (BERMUDA) LIMITED

By:	/s/ Michal Nosek
Director

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